Exhibit 99.7

NICE Engage Receives Microsoft Skype for Business Certification

Hoboken, N.J., January 17, 2017 – NICE (Nasdaq:NICE) today announced that the Engage platform for omni-channel recording has been certified to support Skype for Business Server, Microsoft's next generation unified communications software. The certification allows businesses to benefit from the market's leading recording solution as they extend their service operations across multiple voice and chat channels.

NICE Engage is the leading recording platform available in the market. It helps organizations gain business insight and ensure quality and compliance. It is easily adaptable to meet each contact center's unique operational and business requirements, supporting thousands of concurrent IP streams in a single platform, while also serving as the foundation for NICE's broad portfolio of real-time and offline applications.

As more and more organizations are using Microsoft's Skype for Business, NICE has adapted its recording solution to support the growing and diverse forms of communications that customers need to capture by simplifying integration.

"We are pleased to see NICE certify its Engage Platform version 6.5 for Skype for Business Server 2015 and extend the communication experience for organizations to achieve more," said Andrew Bybee, Principal Group Product Manager for Skype for Business, Microsoft.

Miki Migdal, President of the NICE Enterprise Product Group, said: "With this new certification, NICE continues to strengthen its long-standing relationship with Microsoft. Businesses using both NICE Engage and Microsoft Skype for Business will benefit from having the most advanced recording platform in the market to capture all interactions for security, compliance, and quality management purposes."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256-5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.##